UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other News

OTHER NEWS

Sub: Disclosure under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

It has come to our attention that there are certain reports in media alleging payment of salary by ICICI Group to Ms. Madhabi Puri Buch, Chairperson, SEBI. In this connection, we would like to clarify as follows:

“ICICI Bank or its group companies have not paid any salary or granted any ESOPs to Ms. Madhabi Puri Buch after her retirement, other than her retiral benefits. It may be noted that she had opted for superannuation with effect from October 31, 2013.

During her employment with the ICICI Group, she received compensation in the form of salary, retiral benefits, bonus and ESOPs, in line with applicable policies.

Under the Bank’s ESOP rules, the ESOPs vest over the next few years from the date of allotment. As per rules existing at the time of her ESOP grant, employees including retired employees had the choice to exercise their ESOPs anytime up to a period of 10 years from the date of vesting.

As per Income Tax rules, the difference between the price of the stock on the day of exercise and the allotment price is treated as perquisite income and is reflected in Part B of the Form-16 of employees, including retired employees. The Bank is required to deduct the perquisite tax on this income. In addition, Form -16 covers the payment made towards the retiral benefits of former employees.

All the payments made to Ms. Buch post her retirement had accrued to her during her employment phase with the ICICI Group. These payments comprise ESOPs and retiral benefits.”

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	: September 2, 2024	By:	/s/ Prachiti Lalingkar
			Name:	Prachiti Lalingkar
			Title:	Company Secretary